FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    August 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

August 14, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

For Immediate Release: NR 08-20

CERRO MORO METALLURGY INDICATES +90% RECOVERIES FOR BOTH GOLD AND SILVER

FROM HIGH-GRADE MINERALIZATION

Vancouver, B.C., August 13, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - “Exeter” or the “Company”) reports that metallurgical recoveries averaging 99% for gold and 92% for silver have been obtained from recent testwork. The testwork was conducted on representative composite samples taken from four of the most important high grade mineralized zones at its Cerro Moro project in Santa Cruz Province, Argentina.

In September 2007, Exeter reported good gold recoveries and acceptable, but variable, silver recoveries from selected assay reject samples in preliminary metallurgical testwork. The recent metallurgical program, which targeted in particular improved silver recoveries, was carried out on representative diamond drill core intersections and included simulated gravity concentration and flash flotation stages within a milling circuit followed by conventional leaching.

Detailed Test Results:

Metallurgical flowsheet development is being carried out on eight composites comprised of drill core intersections from separate mineralized zones at Cerro Moro. The first phase of the current testwork program was designed to be carried out on the four zones where most holes have been drilled to date, thereby providing a larger amount of material for initial metallurgical investigation. The four zones tested were Escondida Central – Oxide, Escondida Central – Fresh, Escondida East and Gabriela.

Test results are summarized in the following table and figures:

Zone	Gold			Silver			Silver: Gold Ratio
	Head Grade g/t	Recovery %	Tail g/t	Head Grade g/t	Recovery %	Tail g/t
Gabriela	0.83	97.7	0.02	129	93.3	9	155
Escondida East	9.49	99.6	0.04	129	91.2	12	14
Escondida Central – Oxide	19.7	99.5	0.11	686	90.1	73	35
Escondida Central – Fresh	19.4	99.7	0.06	558	92.3	46	29

With overall precious metal recoveries high, it is significant to note the role of each of the three recovery processes is contributing differently, but effectively, to the total recovery in each composite tested. The results also demonstrate the value of conventional leaching as a scavenger process in achieving high recoveries of both metals.

Jerry Perkins, metallurgist and Exeter’s VP of Development commented: “High silver recoveries will be extremely important at Cerro Moro, as drilling results to date suggest that silver may contribute some 40% of revenue from potential production from the gold-rich Escondida vein where silver/gold ratios appear to increase with depth, a trend that may be similar at other gold-rich veins.

“The ability to recover +90% of both the gold and silver will have a very positive impact on the economics of the project particularly with silver potentially comprising 80% of the future metal value in some veins, such as Gabriela.

“These new results suggest that the selected flowsheet will be effective in dealing with the different high grade zones and the variable styles of mineralization found at Cerro Moro. It is a simple flowsheet that has so far demonstrated the potential to provide high recoveries irrespective of grade or location.

“The second phase of the current testwork program, now well advanced, is testing the flowsheet on composites from Esperanza (Central and East), Loma Escondida and the Escondida West zones. As discoveries such as the Escondida South zone (announced recently) are made, we will add new composites to the testwork series.

“We expect to complete resource estimates in the second quarter of 2009, which will be followed by a scoping study using the metallurgical and other infrastructure studies that we currently have underway. We plan to expedite the various development studies to allow for a development decision later in 2009.”

Quality Control and Assurance

Jerry Perkins, a “Qualified Person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this report.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company currently has $30 million in its treasury.

The Company has secured rigs for a planned +40,000 m (+125,000 ft) drilling program on its Caspiche Gold-Copper Project in Chile (option over 100%), expected to commence in the first week of October, 2008 (weather permitting). The project is located between the Refugio mine (Kinross Gold Corp) and the giant Cerro Casale gold-copper project (Barrick Gold Corp and Kinross Gold Corp). Details of the planned program will be reported in September.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina, is generating high grade to ‘bonanza grade’ drilling results within an extensive epithermal vein system. Exeter is currently working through a back-log of some 8,000 samples being assayed and expects it to clear over the next two months. Important results will be released as they are received. Drilling is continuing utilizing three drill rigs with our focus being to establish a high grade gold-silver resource amenable to open pit mining by the second quarter of 2009.

As a result of anti-mining legislation passed in 2007 in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of the new legislation, which has the effect of banning conventional gold mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

The Company has a broad foothold in the Patagonia region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, exploration results, metallurgical recoveries, establishment of resources and potential production from its properties. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Report for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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